1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement regarding Appointment of Directors dated July 20, 2004

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: July 21, 2004	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

3

Exhibit 1.1

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Hong Kong Stock Code: 941)

Announcement

Appointment of Directors

Benefiting from sustained and robust organic and external growth, the business and operational scale of China Mobile (Hong Kong) Limited (“the Company”) has continued to expand. In order to further strengthen the management of the Company and to ensure its sustained and sound development, the Company’s Board of Directors (“the Board”) has, on 20 July 2004, resolved to appoint Mr. Zhang Chenshuang, the Vice President of the Company’s parent company, China Mobile Communications Corporation (“CMCC”), as an Executive Director and Vice President of the Company, and to appoint Madam Li Mofang, the Chief Engineer of CMCC, as an Executive Director, Vice President and Chief Engineer of the Company. Mr. Zhang Chenshuang will assist the Chief Executive Officer of the Company in the areas of corporate affairs and development strategy of the Company. Madam Li Mofang will assist the Chief Executive Officer in the areas of technology, research and development.

Mr. Zhang Chenshuang, age 53, has been the Vice President of CMCC since April 2001. He is in charge of corporate affairs and development strategy for CMCC. Mr. Zhang previously served as the Deputy Director General of the Office of the Ministry of Posts and Telecommunications, the Director General of the Neimenggu Posts and Telecommunications Administration, and the Assistant to the President of CMCC. He graduated from the Chinese Central Communist Party School and has over 25 years of management experience in the telecommunications industry.

Madam Li Mofang, age 59, has been the Chief Engineer of CMCC since April 2000. She is in charge of technology, research and development for CMCC. Madam Li previously served as the Leading Engineer of the Wireless Research Division of the Telecommunications Transmission Research Institute of the Ministry of Posts and Telecommunications, and the Chief Engineer of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. She graduated from Peking University and has over 34 years of management experience in the telecommunications industry.

Mr. Zhang and Madam Li have not held directorships in any listed public companies in the last 3 years.

Except as noted above, neither Mr. Zhang nor Madam Li is connected with any directors, senior management or substantial or controlling shareholders of the Company. Neither Mr. Zhang nor Madam Li has any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The service contracts of both Mr. Zhang and Madam Li with the Company do not provide for a specified length of service, and both will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Each will receive a salary of HK$128,000 per month, plus a discretionary bonus and a discretionary award of share options as may be determined by the Board with reference to their performance, together with a director’s fee as proposed by the Board and approved by shareholders of the Company. Their remuneration has been determined with reference to their respective duties, responsibilities and experience, and to prevailing market conditions.

The Company firmly believes that Mr. Zhang Chenshuang’s and Madam Li Mofang’s valuable expertise and extensive experience in the telecommunications industry will be of great benefit to the Company. The Company takes this opportunity to welcome them as members of the Board.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.

By Order of the Board
China Mobile (Hong Kong) Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 20 July 2004